# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Launch One Acquisition Corp., CIK 0002015502
CUSIP: G5S86M100
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 180 Grand Avenue, Suite 1530, Oakland, California (CA), 94612
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001304857

## Reporting persons
- MMCAP International Inc. SPC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 1,480,000; sole dispositive power 0; shared dispositive power 1,480,000; aggregate amount beneficially owned 1,480,000 (6.44% of the class)
  Comment: * Consist of 1,480,000 Class A ordinary shares of the Issuer.
  ** The percentages used herein are calculated based on 23,000,000 shares outstanding of the Issuer, as reported in the Form 10-Q filed with the Securities and Exchange Commission on May 15, 2025.
- MM Asset Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; sole voting power 0; shared voting power 1,480,000; sole dispositive power 0; shared dispositive power 1,480,000; aggregate amount beneficially owned 1,480,000 (6.44% of the class)
  Comment: * Consist of 1,480,000 Class A ordinary shares of the Issuer.
  ** The percentages used herein are calculated based on 23,000,000 shares outstanding of the Issuer, as reported in the Form 10-Q filed with the Securities and Exchange Commission on May 15, 2025.

## Item 1. Issuer
Name of issuer: Launch One Acquisition Corp.
Address of issuer's principal executive offices: 180 Grand Avenue, Suite 1530, Oakland, CALIFORNIA 94612

## Item 2. Person Filing
Name of person filing:
MMCAP International Inc. SPC

MM Asset Management Inc.
Address of principal business office or, if none, residence:
c/o Mourant Governance Services (Cayman) Limited
94 Solaris Avenue
Camana Bay, P.O. Box 1348
Grand Cayman, KY1-1108, Cayman Islands

161 Bay Street,
TD Canada Trust Tower, Suite 2240,
Toronto, ON M5J 2S1 Canada
Citizenship:
Cayman Islands

Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,480,000
Percent of class: 6.44
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,480,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,480,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MMCAP International Inc. SPC: /s/ Ulla Vestergaard, Director (08/12/2025)
- MM Asset Management Inc.: /s/ Hillel Meltz, President (08/12/2025)